

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Ren Yong
Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
Guangzhou, Guangdong, Province
People's Republic of China

Re: Puyi Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed December 23, 2021
File No. 333-261063

Dear Mr. Yong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

Amendment No. 1 to Form F-3 filed December 23, 2021

Cover Page

1. We note your response to prior comment 1 and reissue in part. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

2.   We note your response to prior comment 2 and reissue. While your cover page discusses the risks of "doing business" in China, please prominently disclose the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your cover page disclosure should also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Permission Required from the PRC Authorities for Our Operation and This Offering, page 10

3.   We note your response to prior comment 4 and reissue in part. We note your disclosure that you are not required to obtain any permission from Chinese authorities to offer securities to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of China.

Effect of Holding Foreign Companies Accountable Act, page 14

4.   Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Trading in our securities may be prohibited under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation, page 18

5.   We note your disclosure that the SEC adopted final amendments to its rules implementing the HFCAA on December 2, 2021. Update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Index to Exhibits, page II-3

6.   We note your response to prior comment 11 and reissue in part. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. Since it appears you plan to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index.

Ren Yong
Puyi Inc.
January 7, 2022
Page 3

You may contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance